Mail Stop 4561

February 2, 2006

Hongkeung Lam, CFO
9f, Fang Yuan Mansion, No. 56
Zhongguancun S. Rd. Yi, Haidian District
Beijing F4 100044
Haidian District, Beijing, China

> **Re:** **Forlink Software Corp, Inc.**
> **Form 10-KSB For the Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-QSB for the Quarter Ended March 31, 2005**
> **Filed May 16, 2005**
> **Form 10-QSB for the Quarter Ended June 30, 2005**
> **Filed August 15, 2005**
> **Form 10-QSB for the Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **File No: 0-18731**

Dear Mr. Lam:

We have reviewed your response letter dated January 20, 2006 as well as the above referenced filings and have the following additional comments. As we indicated in our initial letter, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Financial Statements

Note 2 Summary of Important Accounting Issues

Revenue Recognition

1. We note your response to previous comment No. 2. The VAT appears to be an amount collected on behalf of a third party, the Chinese Government, and does not result from delivering or producing goods, rendering services or other activities that constitute your ongoing major or central operations. As a result, it does not appear appropriate to report such amounts s revenue. The refund of the VAT appears to be analogous to a government grant. Accordingly, it appears that these amounts should be reflected as either "other income" or as a reduction of the related expense. Revise your presentation or identify for us the specific authoritative literature that supports your current reporting.

Note 9 Goodwill

2. We note your response to previous comment No. 3. EITF 99-12 Issue 1 requires that the value of the acquirer's marketable equity securities issued to effect a purchase business combination should be determined based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announce. Your response indicates you utilized January 11, 2001 as the date for valuing the marketable equity securities. Tell us how your accounting complies with the guidance in EITF 99-12 Issue 1.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Accounting Branch Chief

Hongkeung Lam, CFO
Forlink Software Corp. Inc.
February 2, 2006
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